SPROTT ANNOUNCES FIRST QUARTER 2025 RESULTS
TORONTO, ON - May 7, 2025 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the quarter ended March 31, 2025.
Management commentary
"Sprott’s Assets Under Management (“AUM”) ended the first quarter of 2025 at $35.1 billion, up 11% from $31.5 billion as at December 31, 2024," said Whitney George, Chief Executive Officer of Sprott. "Our AUM growth during the quarter was driven by surging gold prices and strong inflows to our physical gold and silver strategies. During the first three months of the year, we benefited from over $3.1 billion of market value appreciation. We also delivered approximately $407 million of net flows. Subsequent to quarter-end, we generated another $816 million of net flows, primarily into our flagship Sprott Physical Gold Trust and benefited from $629 million of market value appreciation, bringing our AUM to $36.5 billion as at May 2, 2025, up 4% from March 31, 2025".

"While financial markets have been volatile in 2025, at Sprott we are fortunate to be extremely well positioned with an asset base divided between precious metals and critical materials. We have a balanced product suite that offers both safe havens and growth opportunities – all of which offer some inflation protection. We are in a strong position to create value for our clients and shareholders in any environment," continued Mr. George.
Key AUM highlights1
•AUM was $35.1 billion as at March 31, 2025, up 11% from $31.5 billion as at December 31, 2024. On a three months ended basis, we benefited from strong market value appreciation and net inflows to our precious metals physical trusts which were partially offset by weaker market valuations of our critical materials products.
Key revenue highlights
•Management fees were $40 million for the quarter, up 9% from $36.6 million for the quarter ended March 31, 2024. Net fees were $35.6 million for the quarter, up 9% from $32.7 million for the quarter ended March 31, 2024. Our revenue performance in the quarter was primarily due to higher average AUM on strong market value appreciation and inflows to our precious metals physical trusts, partially offset by ongoing weaker market valuations of our critical materials product offerings.
•Commission revenues were $0.3 million for the quarter, down 73% from $1 million for the quarter ended March 31, 2024. Net commissions were $0.2 million for the quarter, down 64% from $0.5 million for the quarter ended March 31, 2024. Commission revenue was lower in the quarter mainly due to a lack of at-the-market ("ATM") activity in our critical materials physical trusts.
•Finance income was $1.4 million for the quarter, down 23% from $1.8 million for the quarter ended March 31, 2024. The decrease in the quarter was due to lower income generation in co-investment positions we hold in our LPs managed in our private strategies segment.
Key expense highlights
•Net compensation expense was $17.5 million for the quarter, up 8% from $16.1 million for the quarter ended March 31, 2024. The increase in the quarter was primarily due to higher incentive compensation on increased net fee generation. Our net compensation ratio was 47% in the quarter, unchanged from this same time last year (March 31, 2024 - 47%).
•SG&A expense was $4.1 million for the quarter, down 1% from $4.2 million for the quarter ended March 31, 2024. The decrease in the quarter was primarily due to lower marketing costs.
Earnings summary
•Net income for the quarter was $12 million ($0.46 per share), up 3% from $11.6 million ($0.45 per share) for the quarter ended March 31, 2024. Our earnings in the quarter benefited from higher average AUM on strong market value appreciation and inflows to our precious metals physical trusts partially offset by ongoing weaker market valuations of our critical materials product offerings.
•Adjusted EBITDA was $21.9 million ($0.85 per share) for the quarter, up 11% from $19.8 million ($0.78 per share) for the quarter ended March 31, 2024. Adjusted EBITDA in the quarter benefited from higher average AUM on strong market value appreciation and inflows to our precious metals physical trusts partially offset by ongoing weaker market valuations of our critical materials product offerings.
Subsequent events
•Subsequent to quarter-end, as at May 2, 2025, AUM was $36.5 billion, up 4% from $35.1 billion as at March 31, 2025. Our performance subsequent to quarter-end was the result of $0.8 billion of net inflows and $0.6 billion of market value appreciation, primarily in our physical gold trust.
•On May 6, 2025, the Sprott Board of Directors announced a quarterly dividend of $0.30 per share.

1 See “non-IFRS financial measures” section in this press release and schedule 2 and 3 of "Supplemental financial information"

Supplemental financial information
Please refer to the March 31, 2025 quarterly financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the Company's financial position as at March 31, 2025 and the Company's financial performance for the three months ended March 31, 2025.
Schedule 1 - AUM continuity

3 months results

(In millions $)	AUM Dec. 31, 2024	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Mar. 31, 2025	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	8,608	475	1,649	—	10,732	0.35%
- Physical Silver Trust	5,227	80	928	—	6,235	0.45%
- Physical Gold and Silver Trust	5,013	(162)	913	—	5,764	0.40%
- Precious Metals ETFs	354	43	119	2	518	0.28%
- Physical Platinum & Palladium Trust	168	14	14	—	196	0.50%
	19,370	450	3,623	2	23,445	0.39%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	4,862	—	(600)	—	4,262	0.31%
- Critical Materials ETFs	2,020	90	(403)	—	1,707	0.50%
- Physical Copper Trust	90	—	10	—	100	0.33%
	6,972	90	(993)	—	6,069	0.37%

Total exchange listed products	26,342	540	2,630	2	29,514	0.38%

Managed equities (3)	2,873	7	525	(27)	3,378	0.82%

Private strategies	2,320	(115)	(20)	—	2,185	0.83%

Total AUM (4)	31,535	432	3,135	(25)	35,077	0.46%

(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of the MD&A.
(2) Net management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.
(3) Managed equities is made up of primarily precious metal strategies (56%), high net worth managed accounts (37%) and U.S. value strategies (7%).
(4) No performance fees are earned on exchange listed products. Certain managed equities products earn either performance fees based on returns above relevant benchmarks or earn carried interest calculated as a predetermined net profit over a preferred return. Private strategies LPs primarily earn carried interest calculated as a predetermined net profit over a preferred return.

Schedule 2 - Summary financial information

(In thousands $)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Management fees	39,989	41,441	38,968	38,325	36,603	34,485	33,116	33,222
SG&A recoveries from funds	(279)	(280)	(275)	(260)	(231)	(241)	(249)	(282)
Fund expenses	(2,464)	(2,708)	(2,385)	(2,657)	(2,234)	(2,200)	(1,740)	(1,871)
Direct payouts	(1,602)	(1,561)	(1,483)	(1,408)	(1,461)	(1,283)	(1,472)	(1,342)
Carried interest and performance fees	—	2,511	4,110	698	—	503	—	388
Carried interest and performance fee payouts	—	(830)	—	(251)	—	(222)	—	(236)
Net fees	35,644	38,573	38,935	34,447	32,677	31,042	29,655	29,879

Commissions	286	819	498	3,332	1,047	1,331	539	1,647
Commission expense - internal	(52)	(146)	(147)	(380)	(217)	(161)	(88)	(494)
Commission expense - external	(47)	(290)	(103)	(1,443)	(312)	(441)	(92)	(27)
Net commissions	187	383	248	1,509	518	729	359	1,126

Finance income	1,402	1,441	1,574	4,084	1,810	1,391	1,795	1,650
Co-investment income	151	296	418	416	274	170	462	1,327
Less: Carried interest and performance fees (net of payouts)	—	(1,681)	(4,110)	(447)	—	(281)	—	(152)
Total net revenues (1)	37,384	39,012	37,065	40,009	35,279	33,051	32,271	33,830
Add: Carried interest and performance fees (net of payouts)	—	1,681	4,110	447	—	281	—	152
Gain (loss) on investments	1,534	(3,889)	937	1,133	1,809	2,808	(1,441)	(1,950)
Fund expenses (2)	2,511	2,998	2,488	4,100	2,546	2,641	1,832	1,898
Direct payouts (3)	1,654	2,537	1,630	2,039	1,678	1,666	1,560	2,072
SG&A recoveries from funds	279	280	275	260	231	241	249	282
Total revenues	43,362	42,619	46,505	47,988	41,543	40,688	34,471	36,284

Compensation	19,597	19,672	18,547	19,225	17,955	17,096	16,939	21,468
Direct payouts (3)	(1,654)	(2,537)	(1,630)	(2,039)	(1,678)	(1,666)	(1,560)	(2,072)
Severance, new hire accruals and other	(52)	(166)	(58)	—	—	(179)	(122)	(4,067)
Market value fluctuation on cash-settled equity plans	(412)	71	(114)	(252)	(155)	(157)	79	151
Net compensation	17,479	17,040	16,745	16,934	16,122	15,094	15,336	15,480
Net compensation ratio	47%	44%	46%	44%	47%	47%	50%	48%

Fund expenses (2)	2,511	2,998	2,488	4,100	2,546	2,641	1,832	1,898
Direct payouts (3)	1,654	2,537	1,630	2,039	1,678	1,666	1,560	2,072
Severance, new hire accruals and other	52	166	58	—	—	179	122	4,067
Market value fluctuation on cash-settled equity plans	412	(71)	114	252	155	157	(79)	(151)
SG&A	4,127	4,949	4,612	5,040	4,173	3,963	3,817	4,752
Interest expense	280	613	933	715	830	844	882	1,087
Depreciation and amortization	541	600	502	568	551	658	731	748
Foreign exchange (gain) loss	554	(2,706)	1,028	122	168	1,295	37	1,440
Other (income) and expenses	—	—	—	(580)	—	3,368	4,809	(18,890)
Total expenses	27,610	26,126	28,110	29,190	26,223	29,865	29,047	12,503
Net income	11,957	11,680	12,697	13,360	11,557	9,664	6,773	17,724
Net income per share	0.46	0.46	0.50	0.53	0.45	0.38	0.27	0.70
Adjusted EBITDA (4)	21,901	22,362	20,675	22,375	19,751	18,759	17,854	17,953
Adjusted EBITDA per share	0.85	0.88	0.81	0.88	0.78	0.75	0.71	0.71
Total assets	386,131	388,798	412,477	406,265	389,784	378,835	375,948	381,519
Total liabilities	59,986	65,150	82,198	90,442	82,365	73,130	79,705	83,711

Total AUM	35,076,761	31,535,062	33,439,221	31,053,136	29,369,191	28,737,742	25,398,159	25,141,561
Average AUM	33,265,327	33,401,157	31,788,412	31,378,343	29,035,667	27,014,109	25,518,250	25,679,214
(1) Prior period net revenues excludes revenues from non-reportable segments of: Q4 2024 - $406, Q3 2024 - $497, Q2 2024 - $650, Q1 2024 - $465, Q4 2023 - $749, Q3 2023 - $1,517 and Q2 2023 - $1,589.
(2) Includes fund expenses and commission expense - external. Together, these amounts are included in "Fund expenses" on the income statement.
(3) Includes direct payouts, external carried interest and performance fee payouts and commission payouts - internal. Together, these amounts are included in "Compensation" on the income statement.
(4) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

Schedule 3 - EBITDA reconciliation

	3 months ended

(In thousands $)	Mar. 31, 2025	Mar. 31, 2024
Net income for the period	11,957	11,557
Net income margin (1)	28%	28%
Adjustments:
Interest expense	280	830
Provision for income taxes	3,795	3,763
Depreciation and amortization	541	551
EBITDA	16,573	16,701
Adjustments:
(Gain) loss on investments (2)	(1,534)	(1,809)
Stock-based compensation	6,256	4,691
Foreign exchange (gain) loss	554	168
Severance, new hire accruals and other	52	—
Carried interest and performance fees	—	—
Carried interest and performance fee payouts (3)	—	—
Adjusted EBITDA (4)	21,901	19,751
Adjusted EBITDA margin (5)	59%	58%
(1) Calculated as IFRS net income divided by IFRS total revenue.
(2) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and private holdings to ensure the reporting objectives of our adjusted EBITDA metric are met.
(3) Includes both internal and external carried interest and performance fee payouts
(4) Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.
(5) Prior period adjusted EBITDA margin excludes adjusted EBITDA from non-reportable segments of ($461).

Conference Call and Webcast

A webcast will be held today, May 7, 2025 at 10:00 am ET to discuss the Company's financial results.

To listen to the webcast, please register at: https://edge.media-server.com/mmc/p/s9sms3g4

Please note, analysts who cover the Company should register at: https://register-conf.media-server.com/register/BIa4daf41d0475486f809eb3c63ce3096d

This press release includes financial terms (including AUM, net commissions, net fees, expenses, adjusted EBITDA, adjusted EBITDA margin and net compensation) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see schedule 2 and schedule 3 of the "Supplemental financial information" section of this press release.
Net fees
Net fees are calculated as: (1) total management fees net of SG&A recoveries from funds, fund expenses and direct payouts; and (2) carried interest and performance fees, net of their related payouts. Net fees is a key revenue indicator as it represents revenue contributions after directly associated costs in managing our AUM.
Net revenues
Net revenues are calculated as the total of: (1) net fees, excluding carried interest and performance fees, net of their related payouts; (2) net commissions; (3) finance income; and (4) co-investment income.
Net commissions
Net commissions are calculated as total commissions, net of commission expenses. Net commissions primarily arise from the purchase and sale of critical materials in our exchange listed products segment.
Net compensation & net compensation ratio
Net compensation is calculated as total compensation expense before: (1) commission expenses paid to employees; (2) direct payouts to employees; (3) carried interest and performance fee payouts to employees; (4) severance and new hire accruals; and (5) market value fluctuations on cash-settled equity plans. Net compensation ratio is calculated as net compensation divided by net revenues.
EBITDA, adjusted EBITDA and adjusted EBITDA margin
Effective in the first quarter of the year, we changed the name of one of our key non-IFRS measures: “adjusted base EBITDA” to “adjusted EBITDA”. The change was made to simplify wording and there was no impact to the underlying calculation.

EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted EBITDA margins are a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.

Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) our positioning will benefit from a highly constructive operating environment for precious metals, critical materials and their related equities; and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates and significant judgments" in the Company’s MD&A for the period ended March 31, 2025. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 25, 2025; and (xxviii) those risks described under the headings "Managing Financial Risks" and "Managing Non-Financial Risks" in the Company’s MD&A for the period ended March 31, 2025. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Normal Course Issuer Bid

Sprott also announced today that the Toronto Stock Exchange (“TSX”) has approved the Company’s notice of intention to amend its previously announced normal course issuer bid (as amended, the "NCIB") that commenced on March 11, 2025 and expires on March 10, 2026. The amendment provides that purchases for cancellation may also be made through alternative U.S. trading systems.

Pursuant to the terms of the NCIB, Sprott may purchase its own common shares for cancellation through the facilities of the TSX, alternative Canadian trading systems, the New York Stock Exchange and/or alternative U.S. trading systems, in each case in accordance with the applicable requirements, through open market purchases at market price and as otherwise permitted under applicable securities laws. The maximum number of common shares which may be purchased by Sprott during the NCIB will not exceed 645,333 common shares being approximately 2.5% of 25,813,335 (representing the number of issued and outstanding common shares as of February 28, 2025). The average daily trading volume (the “ADTV”) of the common shares on the TSX for the six-month period ended February 28, 2025 was 26,765. Under the rules of the TSX, Sprott is entitled to repurchase during the same trading day on the TSX up to 25% of the ADTV of the common shares, being 6,691 common shares, except where such purchases are made in accordance with the “block purchase” exemption under applicable TSX policy. Sprott will effect purchases at varying times commencing on March 11, 2025 and ending on March 10, 2026. In addition to providing shareholders liquidity, Sprott believes that the common shares have been trading in a price range which does not adequately reflect the value of such shares in relation to Sprott’s business and its future prospects.

About Sprott

Sprott is a global asset manager focused on precious metals and critical materials investments. We are specialists. We believe our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and the Company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:
Glen Williams
Senior Managing Partner
Investor and Institutional Client Relations
(416) 943-4394
gwilliams@sprott.com